UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

 Commission File Number 000-51799


KOKOPELLI CAPITAL CORP.
(Exact name of registrant as specified in its charter)


1000 S W 11th Avenue, Bldg. No.  E-7, Hallandale, FL 33009  ?  954-258-5341
(Address  and telephone number of registrant?s principal executive offices)


                                                                   COMMON STOCK
(Title of each class of securities covered by this Form)

                                                                            NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains).

Please place an X in the box to designate the appropriate rule provision relied upon to terminate or
suspend the duty to file reports:

[ X ]  Rule 12g-4(a)(1)(i)

Approximate number of holders of record as of the certificate or notice date ONE

Pursuant to the requirements of the Securities Exchange Act of 1934, Kokopelli Capital Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:   August 17, 2007    By: Alfred Reeves, President & Sole Director